Privileged & Confidential

Attorney-Client Communication

Confidential

July 2, 2018

U.S. Securities and Exchange Commission

Attn: Amy Guedes or Doug Jones

Office of Transportation and Leisure, Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:    Embraer S.A.

          20-F for Fiscal Year Ended December 31, 2017

          Filed March 23, 2018

          File No. 001-15102

Dear Ms. Guedes and Mr. Jones:

We are submitting this letter on behalf of Embraer S.A. (together with its subsidiaries, the “Company”) in response to a letter received June 5, 2018 from the Office of Transportation and Leisure, Division of Corporate Finance, of the Securities and Exchange Commission (“OTL”) in relation to the Company’s 20-F for the fiscal year ended on December 31, 2017 (the “OTL Letter”). The numbered paragraphs below correspond to the numbered comments in the OTL Letter, with each of OTL’s comments presented in bold and italics below.

1.	Net cash of operating activities increased significantly to $757.3 million in 2017 from a cash outflow of $20.5 million in 2016, and 2016 decreased significantly from a cash inflow of $862.5 million in 2015. Please provide a more robust analysis of these changes and quantify factors cited. Your analysis should address the material drivers underlying factors cited and clearly explain how actual operating cash is impacted by them if not apparent. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. Refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

The Company proposes to adjust its disclosure in future filings with a more robust analysis of changes to cash flows in a format as follows:

Changes in cash flow from 2016 to 2017

In 2017, net cash generated by operating activities was US$757.3 million in 2017, compared to net cash used by operating activities of US$20.5 million in 2016.

The increase in cash flow from operating activities in 2017 is primarily a result of the following factors:

(i)	a US$226.2 million improvement in net income (adjusted by the change in deferred income tax and social contribution) due in large part to lower negative non-recurring cash impacts in 2017 versus 2016;

(ii)	a US$404.9 million source of cash from declines in inventories in 2017 as compared to a US$136.9 million use of cash in inventories in 2016, yielding an improvement of US$541.8 million in operating cash flow, as we significantly reduced inventories of used and finished aircraft during 2017 due to management’s increased efforts in 2017 to reduce the number of aircraft held for sale (trade-ins and finished products); and

(iii)	to a lesser extent, a US$65.2 million source of cash from an increase in advances from customers in 2017 as compared to a US$97.9 million use of cash in advances from customers in 2016. These positive factors were partially offset by higher accounts receivable, due mostly to extended payment cycles on certain contracts in the Defense & Security segment.

We had adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) of US$1,021.6 million as of December 31, 2017 and US$1,094.1 million as of December 31, 2016. Our adjusted working capital decreased in 2017 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

Changes in cash flow from 2015 to 2016

In 2016, net cash used by operating activities was US$20.5 million in 2016, compared to net cash generated by operating activities of US$862.5 million in 2015.

The decrease in cash flow from operating activities in 2016 is primarily a result of:

(i)	a US$195.7 million decline in net income (adjusted by the change in deferred income tax and social contribution) due to higher negative non-recurring cash impacts in 2016 (US$248.2 million in non-recurring cash charges related mostly to payments related to the finalization of the FCPA investigation, including the payment of US$200.0 million in disgorgement and penalties);

(ii)	a US$136.9 million use of cash from an increase in inventories in 2016 due to an increase in used executive jets inventory due to the weakening market conditions in the segment in 2016, as compared to a US$137.2 million source of cash from inventories in 2015; and

(iii)	a US$307.7 million increase in short-term financial investments in 2016 as a part of our normal cash management strategy, as compared to a US$70.4 million increase in short-term financial investments in 2015. These negative factors were partially offset by a US$156.0 million reduction in accounts receivable balance in 2016, when compared to 2015, a year with an unusually high levels of accounts receivables for the Company due to delays in payments by certain customers.

We had adjusted working capital of US$1,094.1 million as of December 31, 2016 and US$762.5 million as of December 31, 2015. Our adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) increased in 2016 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

2.	You state on pages 71 and 72 of the 20-F, respectively, that you delivered 12 Embraer 170 aircraft to Egypt Air and 10 Embraer 190 aircraft to Kenya Airways. The Egypt Air website offers flights serving Sudan on Embraer 170 aircraft; the Kenya Airways website offers flights serving Sudan on Embraer 190 aircraft. Additionally, you state on page 28 that your regional unit in Amsterdam supports customers located in Africa and the Middle East, regions that include Sudan and Syria. As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated December 11, 2015, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company does not have any current contacts and has not had any past contacts, before or after the letter we sent you on December 11, 2015, whether direct or indirect, with Sudan or Syria, and does not plan to engage in any direct or indirect contacts with Sudan or Syria in the future.

The Company does not provide any services, products, information or technology to Sudan or Syria and has no agreements, commercial arrangements, or other contacts with the governments of Sudan, Syria or entities owned or controlled by, or any entities or individuals acting on behalf of, the governments of Sudan or Syria.

Relationship with Kenya Airways and Egypt Air

Regarding the relationship with Kenya Airways (“Kenya Airways”) and EgyptAir (“Egypt Air”), the Company has delivered an aggregate of ten Embraer 190 aircraft to Kenya Airways, from 2012 until 2013, and twelve Embraer 170 aircraft to Egypt Air, from 2007 until 2009, (the “Sold Aircraft”) pursuant to certain Purchase Agreements, dated as of August, 2011 and August, 2006, respectively, (the “Purchase Agreements”). As of the date hereof, the Company has no more orders or deliveries to be made pursuant to the Purchase Agreements.

As is the case in the vast majority of sales of Embraer aircraft, the Company has also entered into Flyembraer.com agreements with Kenya Airways and Egypt Air, dated as of August 1, 2014 and September 13, 2012, respectively (the “Flyembraer Agreements”), pursuant to which the Company grants access to a website that provides maintenance and support services to Kenya Airways and Egypt Air for an indefinite term. The Flyembraer Agreements allow only the employees of Kenya Airways and Egypt Air to have access to the website in line with the Company’s standard business practice.

Furthermore, a subsidiary of the Company (the “Subsidiary”) has entered into an Embraer Authorized Service Center Agreement, dated as of January 1, 2015, with Kenya Airways, as amended (the “Authorized Services Agreement”), pursuant to which the Subsidiary authorizes Kenya Airways to provide selected maintenance services on certain Embraer aircraft in Kenya Airways’ maintenance center, until January 1, 2020, and a Support Agreement with Egypt Air, dated as of July 18, 2007, as amended (the “Support Agreement”), pursuant to which the Subsidiary provides support to the operation of certain Embraer aircraft, until January 31, 2022.

Finally, Kenya Airways has entered into a Service Agreement with the Subsidiary dated as of July 3, 2015 (the “Supplemental Service Agreement”) and into a Service Agreement with the Company dated as of April 25, 2018 (the “Service Agreement”) pursuant to which the Subsidiary and the Company have provided certain services to Kenya Airways related to modification of certain of the Sold Aircraft, respectively. The Supplemental Service Agreement expired as of May 1, 2016.

The Flyembraer Agreements, the Authorized Services Agreement, the Support Agreement and the Service Agreement are the only currently effective agreements entered into by the Company (or any Company subsidiary) with Kenya Airways or Egypt Air.

In accordance with standard Company business practices, including “know your customer” background checks, the Purchase Agreements, the Authorized Services Agreement, the Support Agreement, the Supplemental Service Agreement and the Service Agreement include contractual provisions requiring Kenya Airways and Egypt Air to comply with U.S. exports controls in connection with any operation or use of the Embraer aircraft, or of any products, technology or software provided by the Company, as applicable. The Company is not aware of any operation of any of the Sold Aircraft by Kenya Airways or Egypt Air in violation of U.S. export controls.

The Company understands that one or more of the Sold Aircraft may have operated, or are operating or may be operating, to and from Sudan or Syria by Kenya Airways or Egypt Air, but has no reason to believe that Kenya Airways or Egypt Air has conducted, is conducting or will conduct any such operations in a manner that would constitute a violation of applicable U.S. export controls. Moreover, as neither the Company nor Kenya Airways nor Egypt Air is a U.S. person, any such operation would not constitute a violation of U.S. economic sanctions against Sudan or Syria.

Regional Unit in Amsterdam

For the purpose of full disclosure, we clarify that our regional unit in Amsterdam provides administrative support to our regional unit in France, which provides customer service and support to the following countries located in Africa and Asia: (i) Azerbaijan; (ii) Burkina Faso; (iii) Egypt; (iii) Israel; (iii) Kazakhstan; (iv) Kenya; (v) Mauritania; (vi) Mozambique; (vii) Namibia; (viii) Oman; (ix) South Africa; and (x) Tanzania.

Materiality of Contracts with Kenya Airways and Egypt Airways

The Company’s annual consolidated revenues from Kenya Airways accounted for approximately 0.02% of the Company’s total annual consolidated revenues in 2015, 0.02% of the Company’s total annual consolidated revenues in 2016, 0.04% of the Company’s total annual consolidated revenues in 2017 and 0.04% of the Company’s total annual consolidated revenues for 2018 until May 2018.

The Company’s annual consolidated revenues from Egypt Air accounted for approximately 0.02% of the Company’s total annual consolidated revenues in 2015, 0.02% of the Company’s total annual consolidated revenues in 2016, 0.02% of the Company’s total annual consolidated revenues in 2017 and less than 0.01% of the Company’s total annual consolidated revenues for 2018 until May 2018.

With regard to revenue data provided above, we respectfully note that the Company cannot evaluate how much of the revenues from Kenya Airways or from Egypt Air may be related to their respective operations of any Sold Aircraft to or from Sudan or Syria.

As the revenues derived from the Kenya Airways and Egypt Air relationships represent immaterial amounts of the Company’s consolidated revenues, the Company does not believe that its dealings with Kenya Airways or with Egypt Air would give rise to a material investment risk for its security holders or have a material adverse impact on investor sentiment.

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +55 (11) 3927-7702 or Dara Panahy at (202) 835-7521.

Sincerely,

/s/ Tobias Stirnberg
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP Counsel for Embraer S.A.

cc:

Paulo César de Souza e Silva,

President & CEO Embraer S.A.

Nelson Krahenbuhl Salgado,

CFO Embraer S.A.

4